SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated July 14, 2003

Fording Canadian Coal Trust

(Translation of Registrant's Name Into English)

Suite 1000, 205-9th Avenue SE

Calgary, Alberta Canada  T2G 0R4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______

Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______

No  __X__

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST

July 14, 2003

By:    s/ James F. Jones

     James F. Jones

     Corporate Secretary

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit

Number

Press Release entitled “Fording Provides Update of Special Distribution”                    Exhibit                   99

News Release
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R4 Website: www.fording.ca

For Immediate Release

FORDING PROVIDES UPDATE OF SPECIAL DISTRIBUTION

CALGARY, July 11, 2003 - Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that the portion of the second quarter cash distribution representing the second and final instalment of the $70 million special distribution forming part of the plan of arrangement completed on February 28, 2003, will be $0.756638 per unit and not $0.74 per unit as announced on June 16, 2003. The adjustment reflects the number of units actually outstanding on June 30, 2003, the record date for the distribution. The total amount of the second quarter cash distribution will be $1.49 per unit as previously announced. The record date and payment date remain unchanged.

Fording Canadian Coal Trust is an open-ended investment trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly-owned subsidiary, Fording Inc., holds a 65% ownership of the Elk Valley Coal Corporation and is the world's largest producer of the industrial mineral wollastonite. The Elk Valley Coal Corporation, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, capable of supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry.

For further information contact:

Mark Gow, CA

Director, Investor Relations

Fording Canadian Coal Trust

403-260-9834

mark_gow@fording.ca